UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-38764

Aptorum Group Limited

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Aptorum Group Limited (the “Company”) is furnishing this Form 6-K to provide six-months interim consolidated financial statements ended June 30, 2021 and to incorporate such consolidated financial statements into the Company’s registration statements referenced below. The Company also issued a press release which is attached hereto as Exhibit 99.3.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-232591) and Form F-3 (Registration Number 333-235819) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Financial Statements and Exhibits.

Exhibits.

The following exhibits are attached.

Exhibit	Description
99.1	Unaudited Interim Consolidated Financial Statements as of June 30, 2021 and for the Six Months Ended June 30, 2021 and 2020
99.2	Operating and Financial Review and Prospects in Connection with the Interim Consolidated Financial Statements for the Six Months Ended June 30, 2021 and 2020
99.3	Press Release
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2021

Aptorum Group Limited

By:	/s/ Sabrina Khan
Sabrina Khan
Chief Financial Officer

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